NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of each of the 9.75% Senior Secured Notes due October 15, 2019, 9.75% Senior Secured Notes due October 15, 2019 and 10.000% Senior Secured Notes due 2020 (together, the 'Corporate Bonds') of Energy Future Holdings Corp. (the 'Company') and its subsidiaries, Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. from listing and registration on the Exchange at the opening of business on July 1, 2014, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Corporate Bonds are no longer suitable for continued listing and trading on the Exchange. Pursuant to Listed Company Manual Section 802.01D, this decision was reached in view of the Company's April 29, 2014 announcement that it and certain of its subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the District of Delaware. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the Company's bondholders. 1. Section 802.01D (Bankruptcy and/or Liquidation) of the LCM states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed. 2. The Exchange, on April 29, 2014, determined that the Corporate Bonds of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Corporate Bonds from listing and registration on the Exchange. The Company was notified verbally and by letter on April 29, 2014. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on a 'Information Memo' of the Exchange on April 29, 2014 of the suspension of trading in the Corporate Bonds. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Corporate Bonds, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.